June 22, 2018

Mr. Ameen Hamady
Ms. Tracie Mariner
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Tronox Ltd
Form 10-K as of December 31, 2017
Filed on March 1, 2018
Form 8-K filed on May 10, 2017
File No. 1-35573

Dear Mr. Hamady and Ms. Mariner:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter, dated June 14, 2018, to Mr. Timothy Carlson, Chief Financial Officer of Tronox Limited (“Tronox” or the “Company”).

The Staff comments are repeated below in italics and followed by the Company’s response.

Form 10-K for the year ended December 31, 2017

6, Income Taxes, page 74

Comment

1.
Please clarify your disclosure on page 75 that the US Federal tax reform impact was almost entirely offset by the valuation allowances line item in your effective tax rate schedule.  In that regard, it appears based on your effective tax rate reconciliation that the US Federal tax reform impacted your tax rate by (1,166%) while the change in valuation allowances impacted your tax rate by 675%.  To the extent that other material drivers such as the corporate reorganization are also impacting your effective tax rate in FY 2017 and also impacting your change in valuation allowances, then clarify this fact and expand your disclosures to more fully describe the impact your corporate reorganization had on your effective tax rate.

Response

In response to the Staff's comment, in future filings, the Company will provide expanded disclosures of the impact of drivers on the effective tax rate, as well as the impact to the valuation allowances.  In future 10-K filings, we plan to provide additional detail regarding the impact on the effective tax rate of significant items that caused changes in the valuation allowance within the table that reconciles the statutory rate to the effective tax rate. In the 2018 Form 10-K filing, we expect that the disclosures associated with the effective tax rate, using the 2017 disclosure for example purposes, will read similar to the following:

Mr. Ameen Hamady
Ms. Tracie Mariner

June 22, 2018

The following table reconciles the applicable statutory income tax rates to our effective income tax rates for “Income tax (provision) benefit” as reflected in the Consolidated Statements of Operations.

	Year Ended December 31,
	2017	2016	2015
Statutory tax rate	19%	30%	30%
Increases (decreases) resulting from:
Tax rate differences	53	44	30
U.S. federal tax reform (including rate change)	(1,166)	—	—
Disallowable expenditures	33	(17)	(4)
Valuation allowances:
U.S. federal tax reform (including rate change)	1,166	—	—
Corporate reorganization	(375)	123	—
All other operations	(116)	(43)	(68)
Corporate reorganization	375	(123)	—
State rate changes	3	(4)	13
Withholding taxes	—	42	(11)
Prior year accruals	(1)	(3)	—
Branch taxation	—	(3)	1
Other, net	2	1	2

Effective tax rate	(7)%	47%	(7)%

Form 8-K filed on May 10, 2018

General

Comment

2.
On page 1 of your earnings release, you define Free Cash Flow as Cash Flow from Operations less capital expenditures.  This definition is commonly understood to represent a liquidity measure.  As such, please revise your disclosures to identify free cash flow as a liquidity measure rather than an operating performance measure as indicated on page 7 of your earnings release.  Also, please ensure that your reconciliation to Free Cash Flow is reconciled solely to its nearest US GAAP number, which in this case is Operating Cash Flows.  As such, please remove the information that reconciles Income (loss) from operations as your starting US GAAP measure to arrive at Cash Flow From Operations on page 13.  Refer to Question 102.07 of the Compliance and Disclosure Interpretations guidance on Non-US GAAP measures issued on May 17, 2016.

Mr. Ameen Hamady
Ms. Tracie Mariner

June 22, 2018

Response

In response to the Staff's comment, in future filings, the Company will provide disclosures that identify free cash flow as a liquidity measure rather than an operating performance measure.  In future filings, the disclosure on page 7 of our earnings release will read similar to the following:

Use of Non-U.S. GAAP Financial Information

To provide investors and others with additional information regarding Tronox Limited's financial results, we have disclosed in this press release certain non-U.S. GAAP operating performance measures of EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net loss attributable to Tronox and a non-U.S. GAAP liquidity measure of Free Cash Flow.  These non-U.S. GAAP financial measures are a supplement to and not a substitute for or superior to, the company's results presented in accordance with U.S. GAAP.  The non-U.S. GAAP financial measures presented by the company may be different from non-U.S. GAAP financial measures presented by other companies. Specifically, the company believes the non-U.S. GAAP information provides useful measures to investors regarding the company's financial performance by excluding certain costs and expenses that the company believes are not indicative of its core operating results.  The presentation of these non-U.S. GAAP financial measures is not meant to be considered in isolation or as a substitute for results or guidance prepared and presented in accordance with U.S. GAAP.  A reconciliation of the non-U.S. GAAP financial measures to U.S. GAAP results is included herein.

Additionally, we will solely reconcile Free Cash Flow to Cash provided by (used in) operating activities, continuing operations and remove the information that reconciles Free Cash Flow to Income (loss) from operations as the starting point.

Mr. Ameen Hamady
Ms. Tracie Mariner

June 22, 2018

In connection with the Company’s response to your comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (203) 705-3719 or Bob Loughran at (203) 705-3792.

Sincerely,

/s/ Timothy Carlson
Timothy Carlson
Senior Vice President and Chief Financial Officer, Tronox Limited

cc: Bob Loughran, Vice President, Corporate Controller, Tronox Limited